BREKFORD CORP.
7020 Dorsey Road, Suite C
Hanover, Maryland 21076

January 3, 2012

VIA EDGAR TRANSMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Larry Spirgel, Assistant Director

Re:           Brekford Corp.

Form 10-K for the fiscal year ended December 31, 2010
Filed February 24, 2011
Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed November 1, 2011
File No. 0-52719

Dear Mr. Spirgel:

Brekford Corp. (the “Company”) hereby acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the above-referenced reports, as amended  (the “Filings”), (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Filings, and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Brekford Corp.

By:	/s/ C.B. Brechin
Name:	C.B. Brechin
Title:	Chief Executive Officer